UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For MAY 17, 2005



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 17, 2005 -  Filtrona Demerger




PART I OF III

Bunzl plc                                                            17 May 2005
                Proposals to demerge Filtrona plc on 6 June 2005

Bunzl plc ("Bunzl"), the international distribution and outsourcing Group, announces that it is posting documents to its shareholders today proposing the Demerger and public listing of Filtrona plc ("Filtrona"), the international, market leading speciality plastic and fibre products supplier.

A Bunzl Extraordinary General Meeting to approve the Demerger is scheduled for 2 June. If the Demerger is approved by shareholders, Filtrona is expected to start trading as a separate company on 6 June.

As a result of the Demerger Bunzl shareholders will continue to hold their shares in Bunzl and will receive a direct pro rata interest in Filtrona.

Filtrona is an international, market leading speciality plastic and fibre products supplier. It is a business area of Bunzl which, by concentrating on niche international markets, has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products, as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Filtrona will be chaired by Jeff Harris. Its Chief Executive will be Mark Harper who has headed Filtrona under Bunzl since 1996, and who will resign from the Bunzl Board following shareholder approval of the Demerger. Steve Dryden will be Finance Director of Filtrona, a position he has held within the Bunzl Group since 2002. Paul Drechsler, Adrian Auer and Paul Heiden have been appointed as non-executive Directors of Filtrona.

Filtrona will be listed on the London Stock Exchange and is expected to be classified within the FTSE Support Services sector and be a constituent company of the FTSE250 Index.

Following the Demerger, Bunzl will be a focused, international valued-added distribution and outsourcing Group with operations in North America, Europe and Australasia. Bunzl will be a leading supplier of a range of products, including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other industrial users.

Commenting on today's announcement, Anthony Habgood, Chairman of Bunzl, said:

"This demerger is a logical next step in the development of Bunzl. Both Bunzl and Filtrona have strong international market positions in their chosen areas of focus and a history of good growth and consistently high returns. Both are well-balanced companies with opportunities to continue to grow and have the management and financial strength to succeed. "

Also commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

"All of us within Filtrona are excited at the prospect of becoming a strong, independent public company. Filtrona is an international, market leading speciality plastic and fibre products supplier and as such is well positioned to continue its track record of success."

Enquiries

Bunzl plc                                          Tel: 020 7495 4950

Anthony Habgood, Chairman
David Williams, Finance Director

Filtrona plc                                       Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

JPMorgan Cazenove                                  Tel: 020 7588 2828
Julian Cazalet
Nick Garrett
Robert Constant

Finsbury                                           Tel: 020 7251 3801
Roland Rudd
Morgan Bone

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, any shares in Filtrona plc ("Filtrona" or the "Company"). This announcement (or any part of it) shall not form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any shares in Filtrona or any commitment whatsoever.

This announcement (i) does not constitute listing particulars, within the meaning of section 79 of the Financial Services and Markets Act 2000 ("FSMA");
(ii) does not, and does not purport to, comply with the provisions of the said section 79 or of the Listing Rules made by the UK Listing Authority pursuant to section 74 of FSMA (the "Listing Rules"); and (iii) does not contain all of the information required to be contained in listing particulars published in accordance with the aforementioned provisions. You are referred to the Listing Particulars to be published by the Company on 17 May 2005 for a description of the Company, the businesses of the Filtrona group of companies (the "Group") and certain risk factors relevant to the group.

This announcement contains various forward-looking statements regarding events and trends that are subject to risk and uncertainties that could cause the actual results and financial position of the company to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the company's operations, earnings, economic conditions affecting the industries in which the company operates and demand and other aspects of the group's businesses. When used in this announcement the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the listing rules.

The distribution of this announcement in certain jurisdictions may be restricted by law, and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona shares to be distributed in connection with the demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US State Securities Commission has approved or disapproved the Filtrona shares or passed comment or opinion upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

JPMorgan Cazenove Limited ("JPMorgan Cazenove"), which is regulated in the UK by the Financial Services Authority, is acting exclusively for Bunzl plc and Filtrona plc and no one else in relation to the Demerger and Admission and will not be responsible to anyone other than Bunzl plc and Filtrona plc for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.


PART II OF III

Bunzl plc

Proposed Demerger of Filtrona plc

Introduction

On 28 February 2005 Bunzl announced that it had decided it was the right time to demerge its successful Filtrona organisation from its growing and highly profitable Outsourcing Services business. Bunzl announces that documentation will today be sent to Bunzl Shareholders confirming full details of the proposed Demerger and separate listing of Filtrona plc ("Filtrona" or the "Company").

The Demerger will establish Filtrona as a separately listed company. Bunzl will continue to be listed on the Official List and the London Stock Exchange's market for listed securities.

The Filtrona Shares are expected to commence trading on the London Stock Exchange and admitted to the Official List on 6 June 2005.

It is expected that, initially, both Bunzl and Filtrona will be constituents of the FTSE 250 Index. Bunzl will remain in and Filtrona will be part of the Support Services sector.

The Demerger is to be effected by Bunzl declaring a special dividend equal to the book value of Bunzl's shareholding in Filtrona International Limited, the intermediate holding company of the Filtrona Group. This special dividend will be satisfied on Demerger by the allotment and issue by Filtrona of Filtrona Shares to Bunzl Shareholders on the Bunzl share register at the Demerger record date on the basis of one Filtrona Share for each Bunzl Share held. This requires, amongst other things, the approval of Bunzl Shareholders by ordinary resolution at the Extraordinary General Meeting of the Company, to be held on 2 June 2005.

Immediately after the Demerger is effective, and upon admission of the Filtrona Shares to the Official List of the UK Listing Authority, the share capital of Filtrona will be consolidated on the basis of one consolidated Filtrona Share for every two non-consolidated Filtrona Shares and the share capital of Bunzl will be consolidated on the basis of seven consolidated Bunzl Shares for every nine non-consolidated Bunzl Shares.

Overall, as a result of the Demerger and the share consolidations described above, Bunzl Shareholders will receive:

        14 consolidated Bunzl Shares and 9 consolidated Filtrona Shares for every 18 non-consolidated Bunzl Shares held at the Demerger record date

In addition, shortly after the Demerger and the Filtrona share consolidation, it is proposed that the capital of Filtrona will be reduced in order to create distributable reserves in Filtrona. The reduction of capital was approved by a special resolution of the current Filtrona Shareholders on 13 May 2005, and is subject to the approval of the Court.

Background to and reasons for the Demerger

Since 1991 the structure of Bunzl has been simplified by selling businesses with weaker returns and relatively poor competitive positions and reinvesting the proceeds from these disposals to grow businesses where it has superior returns, good international competitive positions and the potential to grow. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Bunzl Board has therefore decided to separate these two fundamentally different component parts by demerging the Filtrona Business from Bunzl. Filtrona plc, the holding company of the demerged Filtrona Business, will be an independent public company, while Bunzl will become a simpler organisation concentrating on the Outsourcing Services business stream. As such Bunzl will be a focused, international, value-added distribution and outsourcing Group.

The Bunzl Board believes that the Demerger will benefit Bunzl Shareholders as the separate businesses will be able to:

- focus on their own strategic objectives and develop appropriate organisations, structures and procedures to achieve these objectives;
- retain, motivate and recruit key personnel more effectively;
- develop appropriate capital structures and dividend policies; and
- develop their own focused investor base and access capital markets independently.

The Bunzl Board believes that shareholder value will be created through the Demerger and that Filtrona and Bunzl will be strong businesses in their own right, with good returns and good international competitive positions, and will prosper as separate listed entities.

Information on Filtrona

Summary description of Filtrona

General

Filtrona is an international, market leading speciality plastic and fibre products supplier. It is a business area of Bunzl which, by concentrating on niche international markets, has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to the Bunzl Group. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products, as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. Filtrona believes that many of the markets and segments within which it operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestle, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its senior management comprises an international team of nine individuals who have an average experience in the business of nearly 10 years.

In 2004, under UK GAAP, Filtrona generated annual sales of GBP477.5 million (2003: GBP452.6 million), EBITDA of GBP74.3 million (2003: GBP71.3 million) and operating profit before goodwill amortisation of GBP54.2 million (after an allocation of Bunzl corporate costs) (2003: GBP51.1 million). Plastic Technologies generated sales of GBP241.5 million (2003: GBP224.1 million) and operating profit before goodwill amortisation of GBP33.8 million (2003: GBP28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of GBP236.0 million (2003: GBP228.5 million) and operating profit before goodwill amortisation of GBP27.8 million (2003: GBP31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004 Filtrona had net operating assets of GBP261.2 million and net debt of GBP120 million.

Application has been made for the Filtrona Shares to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Filtrona is to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE 250 Index.

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products.

Filtrona is a market leader in the substantial fragmented protection and finishing market supplying plastic caps and plugs for protecting and finishing industrial threads, pipes, flanges and tubes as well as parts to protect, restrain or insulate wires or electrical components. A broad product offering, sophisticated marketing and IT infrastructure, combined with an expanding international supply and distribution network, underpins its strengths in these low cost but critical components.

Filtrona is the global market leader in self-adhesive tear tape, which is used for the easy opening of fast moving consumer goods packaging ( e.g. cigarettes and biscuits) as well as brand communication and security. The materials and printing technology, together with its international production and distribution capability, are the key sources of differentiation in a market where trends towards sophisticated value-added tapes for brand promotion, security and traceability are driving both volume and value growth.

Filtrona is also a supplier of extruded thermoplastic profiles, sheet and special tubing for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies and traffic control. It is a market leader in the US and, through its Enitor business in the Netherlands, in Europe in its chosen product categories, where in these highly fragmented markets it benefits from economies of scale and broad distribution capability.

In addition Plastic Technologies, through Globalpack, is a market leading producer and supplier of packaging items for toiletries and cosmetics in the Brazilian market. Based in Brazil it supplies containers, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

In the niche special filters market, Filtrona is the independent global market leader. Filtrona expects that the increasing trend towards potentially reduced exposure products (PREPs), lower tar levels driven by legislation and higher value differentiated cigarettes will underpin strong growth in the special filters market.

Filtrona has utilised the bonded fibre capillary technology applied in the production of cigarette filters to develop enhanced manufacturing techniques for writing instrument ink reservoirs in which Filtrona is also now the global market leader. Bonded fibre technology has a wide variety of current and potential applications and Filtrona has a growing share of the medical diagnostic wick and reservoir market. It also supplies the wicks used in household fragrance products and is actively developing other commercial applications from this technology.

Strengths

Track record of profitable, cash generative growth

Filtrona's long term sales growth has been strong, with an average annual sales growth over the past 10 years of 11% (12% at constant exchange rates). This has been driven by strong organic growth, which over the last 10 years has averaged 5% per annum (based on separately identifiable businesses) on a constant exchange rate basis, supplemented by a series of strategic acquisitions.

Filtrona has achieved consistent double-digit EBITA margins during this 10 year period (11.4% for the year ended 31 December 2004 under UK GAAP). Filtrona believes that its commitment to customer service, technology leadership and geographic reach underpin this sustained margin and sales growth.

The business also has a strong track record of converting earnings into cash. Over the last three years Filtrona's cash conversion rate has averaged 73% despite significant investment in the business, particularly in 2004.

Favourable industry trends

Growth in demand for many of Filtrona's products and services is further enhanced by certain market dynamics.

In Plastic Technologies, the tear tape market is experiencing an increasing trend towards more sophisticated value-added tapes for brand promotion, security and traceability. Filtrona is well positioned to benefit from this trend both as the global market leader for self-adhesive tear tape and with its materials and printing technology. The trend towards supplier consolidation (i.e. the move by large businesses to reduce the number of suppliers which they use) within industrial markets is expected by Filtrona to continue to play to the strengths of the protection and finishing products business, which offers a wide and expanding product range. This trend is also likely to benefit Filtrona's extrusion business with its multi-site manufacturing capability. In Brazil roll-on deodorant products continue to take market share from more traditional packaging formats.

In Fibre Technologies there is an increasing trend within the cigarette industry towards utilising special filters, as major multi-nationals focus on key brands with a special filter which provide differentiation from their competition. Special filters, where Filtrona is the global market leading independent manufacturer, are estimated by Filtrona currently to represent 12% of the total cigarette filter market. Special filter volumes are expected by Filtrona to grow faster than the overall cigarette market as demand for lower tar levels continues to rise and as PREPs are introduced into the market. Investment in research and development has given Filtrona market leading capillary expertise which has driven product innovation in each of its key product lines. The development of the writing instrument market in Asia is accelerating and Filtrona is well positioned to serve this market from its new facility in Ningbo (near Shanghai), China.

Strong niche international market positions

Filtrona has strong positions within each of its niche markets, borne out by its world leading position in protection and finishing products, self-adhesive tear tape, special filters and certain bonded fibre components. The plastic profile and sheet market is significantly more fragmented but, within the US and the Netherlands where it is active, Filtrona is a leading supplier in its principal served markets. Through Globalpack, Filtrona has a strong market position in Brazil in packaging for the toiletries and cosmetics markets.

These leading positions within niche markets have enabled Filtrona to deliver high added value with excellent service from a position of being a low cost producer, thereby delivering attractive margins over a long period. Filtrona believes that high levels of customer service, innovation and technology leadership, rapidly developing IT and distribution infrastructure and investment in capabilities and people are key sources of differentiation.

Long term blue chip customer relationships

Filtrona has developed its business by maintaining a close relationship with a portfolio of blue chip customers who are successful market leaders within their respective markets. The high standards of service and supply demanded by such customers have helped to drive continuous improvement throughout Filtrona.

Filtrona enjoys long standing and strong customer relationships and manages large customers via a key account management structure. This enables customers' organisations to be accessed at different levels, thereby ensuring that Filtrona better understands and responds to their needs. Filtrona's senior management has developed and maintains close relationships with corresponding senior management in Filtrona's customers' businesses.

Well invested global infrastructure

Filtrona has a strong capital investment policy and has a well invested and efficient production, sourcing and supply infrastructure. This ensures not only the high product quality that customers demand but also the levels of service and geographic reach that provide an important differentiator compared with competitors. Filtrona has effectively leveraged individual locations by offering sister businesses the opportunity to use the existing infrastructure and management to exploit new opportunities in a fast and cost effective manner.

In Richmond (Virginia), Sao Paulo (Brazil), Bangalore (India) and Surabaya (Indonesia), existing Fibre Technologies locations have provided a base to accelerate the growth of the tear tape business. In Brazil Filtrona's protection and finishing products business outsources local requirements to Globalpack and in China Filtrona's protection and finishing products representative office is based at the fibre products facility in Ningbo. The experience of managing the extrusion facility in Monterrey (Mexico) has helped to facilitate a rapid and smooth start up of the new special filters facility there.

Experienced, stable management team

Filtrona's senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers' needs and hence excellent levels of service. The senior management team is supported by motivated and enthusiastic employees, which is evidenced by the low levels of staff turnover within the businesses.

Track record of successful acquisitions

Filtrona's management has extensive experience of integrating acquisitions. Over the last five years, Filtrona has acquired 15 businesses, and has spent GBP60 million (GBP55 million in Plastic Technologies, GBP5 million in Fibre Technologies) on acquisitions which have extended the global footprint, broadened the product offering within its chosen markets or provided access to key customers and leveraged Filtrona's low cost product supply base.

Filtrona is highly selective in the acquisitions it makes, focusing on high levels of returns. The consistently high level of return on capital employed that Filtrona has maintained, which has averaged 26% over the last three years, is indicative of Filtrona's ability to drive value from selective acquisitions.

Well positioned for future growth

Filtrona is well positioned for future growth. Key drivers of growth are expected to be:

- continued development of product lines in protection and finishing products and in plastic profile and sheet manufacturing;
- continued growth of brand promotion, security and track and trace opportunities;
- commercialisation of bonded fibre developments;
- new packaging formats at Globalpack driven by product innovation;
- the development of more sophisticated filter products for PREPs leading to further special filter manufacturing outsourcing decisions by tobacco manufacturers;
- continued growth of high value-added bonded non-woven fibre products;
- the recently built manufacturing facilities in lower cost locations coming fully on stream; and
- the emergence of Asia as a demand generator and source.

Strategy

Filtrona has pursued a consistent strategy of focusing its resources on niche international markets where it has, or can develop, a significant competitive advantage and which have good growth potential. The operations are strongly cash generative and have allowed complementary acquisitions to be funded out of internally generated cash.

Following the Demerger the Filtrona management team will continue this strategy independently, focusing on building Filtrona's core activities and achieving sustainable, profitable growth through organic investment and acquisitions, while maintaining its market leading positions and strong customer relationships.

The Filtrona business strategy is to continue to pursue the following:

- enhancement of competitive position in each line of business;
- expansion and adaptation of the global footprint;
- reduction of production costs;
- improvement of service and supply chain efficiency; and
- enhancement of the business through selective acquisitions.

Financial information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004.
                                      IFRS     UK GAAP    UK GAAP    UK GAAP
                                      2004     2004       2003       2002
                                      GBPm     GBPm       GBPm       GBPm

Sales                                 477.5    477.5      452.6      442.4
Operating profit (Note 1)             49.6     54.2       51.1       48.0
Profit on ordinary activities before
taxation                              47.3     49.4       45.7       41.2
Trading cash flow (Note 2)            30.7     30.7       44.4       36.4
Cash conversion rate                  62%      57%        87%        76%
Capital employed                      209.4    209.4      193.6      197.0
Return on capital employed            23.7%    25.9%      26.4%      24.4%

Notes

1 Operating profit is stated before charging interest, taxation and goodwill/ intangible amortisation
2 Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure

Financial commentary

Sales grew in 2004 and 2003 under UK GAAP by 5.5% and 2.3% respectively. At constant exchange rates sales growth for 2004 and 2003 was 12.2% and 5.6% respectively.

Under UK GAAP operating profit before goodwill amortisation grew by 6.1% and 6.5% in 2004 and 2003 respectively. At constant exchange rates, growth for 2004 and 2003 was 14.6% and 11.3% respectively.

Accounting under IFRS reduced 2004 reported profit on ordinary activities before taxation by a combination of recurring and non-recurring adjustments which total GBP2.1 million. Recurring adjustments were the expensing of share options and the non-amortisation of goodwill and the amortisation of other intangible assets. Expensed share option costs were GBP1.1 million in 2004 and the amortisation charge reduced from GBP3.0 million under UK GAAP to GBP0.5 million under IFRS.

Non-recurring IFRS charges in 2004 were:

  (i) the reduction in the carrying value of the manufacturing facility in Germany. Under UK GAAP the GBP1.3 million charge was permitted to be offset against this facility's revaluation reserve (under IFRS it is charged tothe income statement); and
  (ii) GBP2.2 million of fair value adjustments which were recognised in goodwill under UK GAAP have been charged to the income statement under IFRS.

Terms of the Demerger

The Demerger is to be effected by Bunzl declaring a special dividend equal to the book value of Bunzl's shareholding in Filtrona International Limited, the intermediate holding company of the Filtrona Group. This special dividend will be satisfied on Demerger by the allotment and issue by Filtrona of Filtrona Shares to the Bunzl Shareholders on the Bunzl share register at the demerger record date on the basis of one Filtrona Share for each Bunzl Share held. This requires, among other things, the approval of Bunzl Shareholders by ordinary resolution at the Extraordinary General Meeting to be held on 2 June 2005.

Immediately after the Demerger is effective, and upon Admission, the share capital of Filtrona will be consolidated on the basis of one consolidated Filtrona Share for every two non-consolidated Filtrona Shares and the share capital of Bunzl will be consolidated on the basis of seven consolidated Bunzl shares for every nine non-consolidated Bunzl Shares.

Overall, as a result of the Demerger and the share consolidations described above, Bunzl Shareholders will receive:

        14 consolidated Bunzl Shares and 9 consolidated Filtrona Shares for every 18 non-consolidated Bunzl Shares held at the Demerger record date

In addition, shortly after the Demerger and the Filtrona share consolidation, it is proposed that the capital of Filtrona will be reduced. This will create distributable reserves in Filtrona.

The Filtrona Shares and the consolidated Bunzl Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 6 June 2005.

Filtrona Board

The Filtrona Board consists of the Chairman, Chief Executive, Finance Director and three non-executive Directors as follows:

Jeff Harris (aged 57) - Chairman

Mr Harris was appointed Chairman of Filtrona on 12 May 2005. He was Chairman of Alliance Unichem plc from 2001 to 2005, having previously been Finance Director of UniChem plc since 1986, Chief Executive since 1992 and Chief Executive of the enlarged Alliance UniChem plc since 1997. He is also a non-executive director Associated British Foods plc, Anzag AG and Bunzl.

Mark Harper (aged 49) - Chief Executive

Mr Harper joined Filtrona in 1986 and held a number of general management positions, including Managing Director of Moss Plastic Parts in Europe and President of Alliance Plastics in the US, before being appointed Managing Director of Filtrona in 1996. He was appointed to the Bunzl Board in 2004. On the Demerger becoming effective he will cease to be a director of Bunzl.

Steve Dryden (aged 37) - Finance Director

Mr Dryden was appointed Finance Director of Filtrona in 2002 and prior to that was Finance Director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Prior to joining Filtrona he worked in various finance positions in Rolls-Royce plc.

Paul Drechsler (aged 49) - non-executive Director

Mr Drechsler was appointed as a non-executive Director of Filtrona on 12 May 2005 and is the senior independent non-executive Director. He is Chief Executive of Wates Group, having been appointed in 2004. Prior to this, he spent 25 years at Imperial Chemical Industries plc where his experience included positions in Brazil, the Netherlands and the US and Chairmanship of the ICI pension fund. He was appointed to the ICI board as an executive director in 1999.

Adrian Auer (aged 56) - non-executive Director

Mr Auer was appointed as a non-executive Director of Filtrona on 12 May 2005. He was Group Finance Director of RMC plc from 2002 to 2005 and at Taylor Woodrow plc from 2000 to 2002. He was previously Finance Director of Admiral plc and SWALEC (South Wales Electricity). He is currently a non-executive director of Bespak plc and Foseco plc and is the non-executive Chairman of Readymix plc.

Paul Heiden (aged 48) - non-executive Director

Mr Heiden was appointed a non-executive Director at Filtrona on 12 May 2005. He has been the Chief Executive of FKI plc since 2003. Previously with Hanson plc, he moved to Rolls-Royce plc in 1992, becoming the director responsible for its Industrial Businesses in 1997, and Finance Director in 1999. He will resign from the Bunzl Board on the Demerger becoming effective, having been a non-executive director since 1998.


Filtrona current trading and prospects

In 2004 Filtrona again showed its strength as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

Filtrona expects Plastics Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance its competitive position and capability.

In Fibre Technologies Filtrona expects growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona's position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give Filtrona confidence that it will sustain its positive development. As a result the Filtrona Board is confident in the financial and trading prospects of Filtrona for the current financial year.

Filtrona dividends

Had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Filtrona Share Consolidation, the Filtrona Board would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share while maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

Post-Demerger Bunzl

Following the Demerger Bunzl will be a focused, international, value-added distribution and outsourcing Group with operations in North America, Europe and Australasia. Bunzl will be a leading supplier of a range of products, including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other industrial users.

Bunzl's management team has a strong record of producing consistent, long term sales and profits growth, with a high return on operating capital across the Outsourcing Services business. Outsourcing Services' distribution capability, extensive product offering and cost advantages have enabled Bunzl to grow in line with its customers' expansion and to increase market share. Organic growth has been further complemented by acquisitions to increase market presence in established markets and develop Bunzl's service offering in new and developing markets.

Following the Demerger, on a pro forma basis under IFRS, Bunzl would have reported sales of GBP2,438.5 million and operating profit before intangible amortisation of GBP173.8 million for the year ended 31 December 2004, with net assets of GBP382.1 million and net debt of GBP306.5 million at 31 December 2004.


Bunzl current trading and prospects

Growth in sales and operating profit in Outsourcing Services increased during 2004 with second half growth being greater than that in the first half. Renewed momentum in the US during the fourth quarter and the impact of achieving scale advantage across Europe and Australasia have continued during 2005.

North America is expected to continue to grow as a result of renewed momentum in acquisition activity and increased sales to higher growth areas such as redistribution, food processors, convenience stores and the jan/san market. Generally firm product prices, as a result of higher commodity input prices to suppliers, should prevent growth being eroded by deflation, certainly in the immediate future.

In Europe and Australasia growth is expected to continue as recent acquisitions are integrated into the business. Future acquisition activity is expected to expand Bunzl's geographic coverage and deepen its participation in existing markets. The cost savings and efficiency gains associated with Bunzl's increased scale should continue to deliver benefits.

Bunzl's strong focused competitive position in its international markets and its ability to enhance growth through acquisitions give it confidence that it will maintain its momentum and continue its positive development. As a result the Bunzl Board is confident in the financial and trading prospects of Bunzl for the current financial year.

Bunzl dividends

The Bunzl Board intends to declare an interim dividend at the time of Bunzl's interim results on 30 August 2005 in respect of the six months ending 30 June 2005, having regard to the performance of the Outsourcing Services business.

Bunzl Board changes

On 28 February 2005 the Company announced that the Bunzl Board will appoint Christoph Sander as Chief Executive of Bunzl on completion of the Demerger. Anthony Habgood will remain as Chairman. The role of Deputy Chairman will cease to exist on completion of the Demerger and Pat Dyer, currently Deputy Chairman, will retire from the Bunzl Board at the end of 2005. Mark Harper and Paul Heiden, who will join the Filtrona Board as Chief Executive and non-executive director respectively, will resign from the Bunzl Board on completion of the Demerger. The Bunzl Board will then constitute a Chairman, a Chief Executive and two other executive Directors, four existing independent non-executive Directors, of which Jeff Harris will continue to act as the senior independent director and, in addition, Pat Dyer, who will continue to serve as a non-executive director until the year end. Jeff Harris will also become Chairman of Filtrona.

Extraordinary General Meeting

The documents to be posted to shareholders contain notice of an Extraordinary General Meeting of Bunzl for 10.00 a.m. on 2 June 2005, to be held at One Bunhill Row, London EC1Y 8YY.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

  (i) to approve the Demerger and the declaration of a special dividend in order to give effect to the Demerger;
  (ii)  to approve the Bunzl share consolidation
  (iii) to authorise the Bunzl Directors to implement the Demerger and the Bunzl share consolidation; and
  (iv) to update the Bunzl Directors' authority in relation to the purchase by Bunzl of its own shares

Timetable                                                             2005

Extraordinary General Meeting of Bunzl                      10.00 a.m. on 2 June

Latest time and date for transfers of Bunzl Shares to be     9.00 p.m. on 3 June
registered in order for the transferee to be registered at the Demerger record date

Demerger record date                                         7.00 a.m. on 6 June

Expected effective date of Demerger, share consolidations,   8.00 a.m. on 6 June
admission and commencement of dealings in Filtrona Shares and consolidated Bunzl Shares on the London Stock Exchange and crediting of Filtrona Shares and consolidated Bunzl
Shares to CREST accounts

Analysts' meeting

There will be a presentation to analysts at 11.15 a.m. today at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA. Coffee will be served from 10.45 a.m.

Enquiries

Bunzl plc                                          Tel: 020 7495 4950

Anthony Habgood, Chairman
David Williams, Finance Director

Filtrona plc                                       Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

JPMorgan Cazenove                                  Tel: 020 7588 2828
Julian Cazalet
Nick Garrett
Robert Constant

Finsbury                                           Tel: 020 7251 3801
Roland Rudd
Morgan Bone

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, any shares in Filtrona plc ("Filtrona" or the "Company"). This announcement (or any part of it) shall not form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any shares in Filtrona or any commitment whatsoever.

This announcement (i) does not constitute listing particulars, within the meaning of section 79 of the Financial Services and Markets Act 2000 ("FSMA");
(ii) does not, and does not purport to, comply with the provisions of the said section 79 or of the Listing Rules made by the UK Listing Authority pursuant to section 74 of FSMA (the "Listing Rules"); and (iii) does not contain all of the information required to be contained in listing particulars published in accordance with the aforementioned provisions. You are referred to the Listing Particulars to be published by the Company on 17 May 2005 for a description of the Company, the businesses of the Filtrona group of companies (the "Group") and certain risk factors relevant to the group.

This announcement contains various forward-looking statements regarding events and trends that are subject to risk and uncertainties that could cause the actual results and financial position of the company to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the company's operations, earnings, economic conditions affecting the industries in which the company operates and demand and other aspects of the group's businesses. When used in this announcement the words "estimate", "project", "intend", "anticipate", "believe", "expect", "should", and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the listing rules.

The distribution of this announcement in certain jurisdictions may be restricted by law, and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona shares to be distributed in connection with the demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US State Securities Commission has approved or disapproved the Filtrona shares or passed comment or opinion upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

JPMorgan Cazenove Limited (''JPMorgan Cazenove''), which is regulated in the UK by the Financial Services Authority, is acting exclusively for Bunzl plc and Filtrona plc and no one else in relation to the Demerger and Admission and will not be responsible to anyone other than Bunzl plc and Filtrona plc for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.

PART III OF III

The following is a more detailed description of the Filtrona business:

INFORMATION ON FILTRONA

1. Overview

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 Support Services company with a market capitalisation of approximately GBP2.3 billion. It is an international, market leading speciality plastic and fibre products supplier which is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. Filtrona believes that many of the markets and segments within which it operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestle, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on value addition through innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its international senior management team comprises nine individuals who have an average experience in the business of nearly 10 years.

In 2004 under UK GAAP, Filtrona generated annual sales of GBP477.5 million (2003: GBP452.6 million), EBITDA of GBP74.3 million (2003: GBP71.3 million) and operating profit before goodwill amortisation of GBP54.2 million (after allocation of Bunzl corporate costs) (2003: GBP51.1 million). Plastic Technologies generated sales of GBP241.5 million (2003: GBP224.1 million) and operating profit before goodwill amortisation of GBP33.8 million (2003: GBP28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of GBP236.0 million (2003: GBP228.5 million) and operating profit before goodwill amortisation of GBP27.8 million (2003: GBP31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004, Filtrona had net operating assets of GBP261.2 million and net debt of GBP120.0 million.

2. History

Filtrona's strong competitive position has been developed over the last 10 years through significant investment in new global production and service capabilities. Significant new facilities have been established in China (Plastic and Fibre Technologies), India (Plastic Technologies), Mexico (Plastic and Fibre Technologies), the US (Plastic and Fibre Technologies) and Venezuela (Fibre Technologies) ensuring that Filtrona is better able to supply its multi-national customers and target growth from developing economies. Joint ventures have also provided the filters business with access to the growing markets of the Middle East and central Asia and, more recently, joint ventures have been established in Plastic Technologies relating to the supply of roll-on deodorant balls in Brazil and patented track and trace technology in coated and security products. A number of complementary niche businesses have also been acquired enhancing Filtrona's product offering and geographical reach, including:

  (i) the entry in 1996 into the self-adhesive tear tape market through the acquisition of Payne for debt free consideration of GBP43.2 million;

  (ii) the addition of significant extra filter and bonded fibre technology and capacity in the US by the acquisition of American Filtrona Corporation in 1997 for GBP83.1 million (net of cash). This acquisition also added a significant extrusion business in the US to Filtrona's existing Plastic Technologies business and united the Filtrona brand name, which had not previously been available for use by Bunzl in the US;

  (iii) the acquisition in 1998 of Enitor, a leading Dutch extruder with annual sales prior to acquisition of EUR16 million;

  (iv) the purchase in 2000 of Davidson Plastics, a profile extrusion operation located in the US which had annual sales prior to acquisition of US$22 million, and Pexco, a specialist medical tubing extruder, which had annual sales prior to acquisition of US$7 million;

  (v) the acquisition in 2003 of Baumgartner Fibertec, a Swiss based business engaged in the development, manufacture and supply of cigarette filters and capillary reservoirs which, prior to acquisition, had annual sales of CHF40 million; and

  (vi) the purchase in 2004 for GBP19.2 million (debt free) of the Skiffy Group, based in the Netherlands, which provided expertise in the manufacture and supply of small nylon parts for protection and finishing applications and a significant additional number of potential new customers for the existing Plastic Technologies product range.

3. Products and end markets

3.1 Protection and finishing

(a) Products

Filtrona's protection and finishing products business is an international sourcing and supply group, sourcing a wide range of products and tooling, particularly from Asia, to supplement its own production of injection moulded and dip moulded vinyl products for general protection, electrical, fastening and finishing applications. It operates in Europe through its Moss Plastic Parts and Skiffy brand names, and in the US through Alliance Plastics and Moulding Specialists.

These predominantly plastic components are low value but are critical to customers delivering their final product. Filtrona's position as a leading supplier in this fragmented substantial market is based on excellent service and a broad product offering.

Production facilities are located in the UK, the Netherlands, Mexico, the US and Brazil, with some 300 injection moulding machines. Filtrona has a broad industrial customer base, with over 59,000 customers in Europe and the Americas, including a large number of blue chip customers such as Carlsberg, General Motors and Parker Hannifin. No one customer represents more than 3% of turnover.

(b) Markets

Protection and finishing products include plugs and caps for holes, threads, corners, pipes and flanges which are used to protect customers' products during transit, processing and finishing. The market for such products is fragmented, with end users including the automotive, general engineering, white goods, pneumatics, hydraulics and oil and gas industries.

The products within the electrical range protect, space, restrain, insulate and position wires for a number of end markets, including capital goods, automotive, white goods and lighting. Fasteners include nylon rivets, latches, clips, washers, spacers and bushes and are also used in similar end markets.

Finishing components are used for adding functionality and completing tubular and extruded products. Typical applications include office or school furniture, hospital equipment, commercial catering equipment, machinery and cabinets.

The market for protection and finishing products is highly fragmented with many smaller competitors based in North America and Europe. Filtrona believes that none of these competitors can offer either the range or international supply capability of Filtrona.

(c) Sources of differentiation

The breadth of the customer base is a key strength of the business. Filtrona believes few competitors have the scale and supply chain competence to service economically so many customers with such an extensive range and that its distribution network, advanced IT systems and logistics capability provide real differentiation in the protection and finishing market.

Filtrona believes that, given the critical nature of these low cost components, the breadth of product offering and quality of service are also key differentiators. Filtrona's wide product range and quality of service are supported by an extensive library of approximately 20,000 moulds, catalogues in nine languages, 35,000 SKUs and a global logistics and manufacturing capability. Filtrona also uses sophisticated business to business marketing techniques to drive high rates of new customer acquisition.

(d) Growth drivers

Management is pursuing growth through continued investment in supply chain logistics and IT, as well as extending geographic coverage and the range of products offered. Filtrona's sourcing capability is growing rapidly for both finished products and tooling and a new representative office has just been established in China, located at the Filtrona Fibertec Ningbo facility.

Furthermore, given the fragmentation of the market, Filtrona believes there is ample scope for further selective value enhancing acquisitions.

3.2 Coated and security

(a) Products

Filtrona, under the brands Payne, Morane and Laminex, provides self-adhesive tear tape, coated film products and identity systems, cards and accessories. It has locations in the UK, US, Brazil, Germany, France, Spain, India, Indonesia and Singapore. Filtrona is in the process of consolidating the brands under the name of Payne. Filtrona also has a joint venture which owns patented technology for individual item level track and trace, otherwise known as ''pack DNA''.

Filtrona has pioneered the tear tape industry move away from wax tear tape to self-adhesive tape, which offers more efficient processing to its customers. Filtrona is now the global market leader in self-adhesive tear tape for easy opening, brand communication and security applications. Filtrona supplied over 29 million kilometres of tear tape in 2004 and has strong relationships with blue chip customers including Altria (Philip Morris), British American Tobacco, Kraft, Nestle and United Biscuits.

Through its brand Morane (to be rebranded as Payne Coated Film Products), Filtrona supplies coated film products for encapsulation, lamination, industrial and document security applications. Over the last 30 years, Filtrona has been supplying the film to create unique national identity cards, national voting cards and printed security passports for governments and agencies worldwide.

Under the Laminex brand (to be rebranded Payne Security), Filtrona supplies identity systems, cards and accessories for security, health and safety and promotional use.

Filtrona believes that FractureCode (its joint venture based in Denmark), which is currently undergoing a major trial with a leading blue chip consumer products company, is expected to become a high growth business. FractureCode has the potential to add value where customers require identification of items to an individual item level for track and trace and security applications.

(b) Markets

Tear tape is a product which allows consumers to open product packaging easily. It also provides a promotional medium for marketing to consumers and can carry various anti-counterfeit features.

The tear tape market is split between wax tear tape and self-adhesive tear tape. Wax tear tape requires the tape to be passed through a molten wax bath before being applied to the packaging medium. Self-adhesive tear tape requires no wax to adhere to the packaging, is faster to apply and results in lower machine downtime compared with the wax alternative.

The higher volume tear tape customers are to be found in the tobacco industry, which has recognised the easy opening ability of tear tape. Certain customers have taken advantage of the use of tear tape as a brand promotion tool and as a medium to carry anti-counterfeit security measures effectively.

Further market growth is dependent upon Filtrona persuading fast moving consumer goods customers (who specify the type of packaging for their product) of the benefits that tear tape can bring to their products.

A variety of other products form the balance of the coated and security product portfolio. Items range from plastic sheet for laminating documents and simple PVC cards to higher value-added security documents and card identification systems.

Filtrona expects the market for individual item identification to grow rapidly, as is evidenced by the growth in RFID (radio frequency identification) chip applications. FractureCode is an individual item system which does not involve the high cost of an electronic chip and can be printed onto standard product packaging, including tear tape, labels and cartons.

In the tear tape market Filtrona's competitors are principally suppliers to the tobacco industry.

Competition in coated film products comes from a variety of European and US based manufacturers, with low priced competition from Korea and China.

(c) Sources of differentiation

Within the tear tape market, Filtrona seeks to differentiate itself from the competition through technology, innovation and its global supply infrastructure. Since pioneering self-adhesive tear tape, Filtrona has sought to maintain its technological advantage over the competition, both in terms of materials and processes. Recent innovations include the development of printing technology that significantly improves brand security and customer communication. Filtrona believes that the FractureCode track and trace technology is unique and can also be integrated into tear tape and other packaging media to provide further added value to customers.

Filtrona's global infrastructure provides a low cost, flexible source of supply as well as penetration into higher growth emerging markets.

As a leading UK supplier of coated films for document encapsulation, the Morane business is highly regarded for its high quality, comprehensive range and excellent service level. Laminex is well regarded for its robust software and its highly efficient identity card bureau service.

(d) Growth drivers

Filtrona expects the self-adhesive tear tape market to grow over the next few years, driven by enhanced usage for easy opening in consumer goods applications outside the tobacco industry, particularly in the US, and for enhanced brand protection and security within the tobacco industry. Filtrona is well positioned to benefit from this trend, not only as the market leader with an international presence, but also through its combination of proprietary materials and printing technology. Developments in digital print technology will also open up opportunities for the printing of unique sequential numbers or codes onto tear tape which can be used for consumer promotions.

The increasing focus on document security (e.g. drivers' licences, visas and passports) will enable the coated film products business to continue to develop value-added applications and Filtrona expects the identity card market to continue its growth path.

Filtrona believes that FractureCode is a new product and that the market has potential for strong growth.

3.3 Plastic profile and sheet

(a) Products

Filtrona is a leading supplier in the US and the Netherlands of extruded thermoplastic profiles, sheet and speciality tubes in its chosen product categories. The products are proprietary and custom made to exacting customer standards and are used for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies, aerospace, and traffic control.

(b) Markets

Lighting products include thermoplastic lens wraps and sheet for fluorescent tube lighting for commercial, industrial and public sector applications. Filtrona is a leading supplier of these items in the US and Mexico.

Transportation products are made for aerospace and automotive customers. For example Filtrona's extruded profiles can be found inside the passenger cabins on many of Boeing's commercial aeroplanes. Filtrona also supplies extrusions which help in the positioning of passenger safety restraint systems. This market is growing as car manufacturers are increasingly offering multiple airbags as standard on their vehicles.

Filtrona is the leading US supplier of inserts for chain link fencing. This market has displayed growth assisted by the added emphasis on securing premises under the homeland security programme. Filtrona's national supply capability is critical to success in this market.

In the medical sector, Filtrona is an extruder of high quality medical tubes used in surgical procedures. Filtrona's customers are increasingly requiring extra value-added features to be supplied along with the standard extruded medical tubing. This includes secondary coiling, banding, solvent bonding and packaging, which Filtrona is well placed to supply, both technically and geographically.

Filtrona supplies the point of sale products that are used in store to hold the pricing information in place on the shelf and also delivers the high response levels expected by retailers to support their promotional campaigns. In the point of sale sector, major retailers are re-branding and updating their images and stores with the trend moving towards the opening of more ''super-centre'' type locations. Filtrona conducted a survey in September 2003 which estimated the size of this market for all plastic purchases at US$5.0 billion in the US. In both the US and the Netherlands, Filtrona has a particularly strong position in the scanning profile market where the expertise in multiple polymer extrusion is critical to success.

Filtrona's chosen markets are fragmented. The profile market, which represents over 90% of sales, is highly fragmented and is made up of much smaller local suppliers.

(c) Sources of differentiation

Filtrona benefits from economies of scale compared with its smaller, more local competitors, both in terms of its cost base and in terms of service, exemplified by its multi-point supply. In addition, investment in sophisticated IT systems enables it to manage its business and its customer relationships efficiently.

Filtrona has built up relationships with key blue chip customers in this market, including Boeing, General Electric, Hussman and Wal-Mart.

(d) Growth drivers

Management are driving growth through focusing on development of proprietary niche products and technologies in growing segments such as transportation, medical supplies and point of sale displays.

3.4 Consumer packaging

(a) Products

In its consumer packaging business, Globalpack, Filtrona has a market leading position in the Brazilian market as a producer of packaging for toiletries and cosmetic items. Based in Sao Paulo, Globalpack supplies containers, tubes, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

(b) Markets

Globalpack serves blue chip customers such as Avon, Johnson & Johnson, Natura and Unilever and has a unique position derived from the high level of innovative solutions provided to its customers. Globalpack supplies packaging using a range of processes including injection moulding, blow moulding, extrusion and printing and, as such, offers a full service range to its principal customers.

Globalpack, through Euro-Matic Filtrona, is the market leading supplier of roll-on deodorant balls in Brazil. This joint venture, combined with Globalpack's capability in producing bottles, housings and caps, has positioned it as the leading supplier of roll-on deodorant packaging in the Brazilian market.

The principal competitors to Globalpack are privately owned Brazilian companies and divisions of larger packaging groups.

(c) Sources of differentiation

Globalpack is the only Brazilian supplier with the capability to produce a full roll-on deodorant packaging set (i.e. container, ball, housing and cap). It has a full print capability for the decoration of tubes and containers and is known for innovation and quality.

(d) Growth drivers

The Brazilian cosmetics and toiletries market continues to expand with consumers' disposable incomes. Globalpack will continue to drive growth through the innovative new packaging formats it is able to offer the blue chip cosmetics and toiletries suppliers, both in Brazil and in the surrounding region.

3.5 Cigarette filters

(a) Products

Filtrona produces a wide range of filters from monoacetate to multi-segment special filters with novel mouthpieces and sophisticated adsorbent materials. Filtrona's special filters provide its customers with an opportunity to differentiate their products in the market relative to its competitors.

Fibre Technologies, with over 50 years of experience in the industry, is the largest independent producer of special filters for the cigarette market. It supplies cigarette filters to, among others, the top four global cigarette manufacturers, Altria (Philip Morris), British American Tobacco, Imperial Tobacco and Japan Tobacco International, which together represent some 44% of the cigarette market.

Filtrona has a relatively low share of the monoacetate market, as the larger tobacco companies tend to self-manufacture. Filtrona supplies cigarette filters into this market where multi-national customers require additional capacity or flexible production runs and to smaller independent cigarette manufacturers who do not wish to add complexity to their business. However, Filtrona believes the key area of differential advantage in its business is the supply of special filters.

Cigarette filter specifications are individual to brands, blends and manufacturers and are created to fulfil identified market niches. Filtrona's strategically positioned, well invested manufacturing facilities in 14 locations around the world ensure that filters are delivered in a timely and cost effective way to fulfil customer needs.

(b) Markets

The market for cigarette filters includes monoacetate filters and special filters.

Monoacetate filters are manufactured from paper wrapped cellulose acetate tow. Cellulose acetate tow is a white, virtually tasteless filling material which is bonded with a plasticiser.

In special filters, additives like carbon or menthol are combined with a monoacetate filter to change the taste of the cigarette smoke and the performance of the filters. Multiple filter sections can be combined together, with additives, to form a multi-segment filter, or the monoacetate filter can itself be modified to alter performance of the filter.

Filtrona estimates that standard monoacetate filters account for approximately 88% of the cigarette filters market, with special filters accounting for the remaining 12%. The special filters share has grown from 11.7% of filtered cigarettes in 2003 to 12.2% in 2004.

The principal competition for Filtrona is from cigarette companies choosing to manufacture their filters in-house. Filtrona believes that its expertise, technology, innovation, low cost production footprint and high quality customer service offers an advantage over self-manufacture of special filters and this has been recognised by the major tobacco manufacturers who source from it. While occasionally some volume is taken back in-house by its customers, historically Filtrona has been able to offset these movements through new outsourced business from within its current customer base.

(c) Sources of differentiation

A global footprint is an important source of differentiation within the special filters market. Filtrona has operations in 14 locations spread across the world, with two in the US, one in Mexico, three in South America, four in Europe and four in the Middle East and Asia. This provides a low cost, flexible source of supply as well as important penetration into the higher growth emerging markets.

Technology, innovation and manufacturing flexibility are also important differentiators in the cigarette filters market. Filtrona's commitment to research and innovation is underlined by the operation of the Technology Centre in the UK. The Technology Centre was designed to bring together laboratory services, product development, materials testing and process engineering in one facility. Together these disciplines help Filtrona to research and source the best available materials and develop filter production techniques for use in its plants throughout the world.

(d) Growth drivers

Filtrona's multi-national tobacco customers require Filtrona to supply special filters to support their brands in their chosen end use markets, but particularly in Russia, Japan, South Korea and Venezuela, where special filters have either a leading or rapidly growing market share. Filtrona provides a flexible service that can support the strong growth profile that a successful brand requires.

Filtrona customers also recognise the expertise that Filtrona has in the supply of special filters and are increasingly looking to outsource production in return for a simplification of their business and a reduction in their total costs.

Cigarettes with multi-segment filters are expected to account for a growing share of the future cigarette market. Filtrona is ideally placed to offer such filters to its global customer base and Filtrona believes that this represents a significant future opportunity.

3.6 Bonded fibres

(a) Products

Filtrona, under the Fibertec brand, supplies bonded fibre structures for use as functional components in consumer and industrial products including those shown in the table below. The facilities for the bonded fibre products are located in Richmond, Virginia (US), Reinbek (Germany) and Ningbo (China), although the markets for these products are global.

Filtrona believes that it is the market leader in its primary market of bonded fibre ink reservoirs for high quality roller ball and fine liner pens, markers and highlighters. From this base Filtrona has expanded into wicking, filtration and absorptive components for medical devices, absorptive media and ink transfer wicks for inkjet printers, ink cartridges and other imprinting machines. It is also growing strongly in household product applications for bonded fibres, such as air fresheners and insect repellents.

The table below shows some of the applications for Filtrona's core competence of capillary transfer science, as well as the key products for which Filtrona supplies components.

Product categories     Applications

Writing instruments    Roller ball pens
                       Fine liner pens
                       Markers
                       Highlighters

Printing systems       Ink transfer wicks for inkjet printers
                       Cartridges for inkjet printers
                       Other imprinting machines

Medical devices        Diagnostics - detection of disease and conditions
                       Life Sciences - bench top research in DNA/RNA
                       Biotechnology - downstream processing
                       Medical - directly treating or managing conditions

Household products     Air fresheners (bathroom, aromatherapy, cars)
                       Insecticide/repellent dispensing (electrically heated)

(b) Technology

Capillary transfer science is the basis for many of the performance features and product functions of Filtrona's bonded fibre products. Capillary action is the means by which fluid moves through porous channels within a medium due to surface tension.

Knowledge of the properties of the relevant fluid as well as the media substrate enables Filtrona to model capillary behaviour and to design bespoke transfer systems for a wide array of applications.

Filtrona has invested heavily in process equipment to lower the unit cost of production and is planning to relocate some of this equipment to China to exploit the regional market.

Bonded fibre products are highly adaptable to meet fluid transfer and storage requirements. Selection of a given fibre composition and structure can be made to optimise function and fit.

Bonded fibre products can provide one way or two way fluid transfer. A reservoir for printer cartridges, for example, must be able to be quickly filled, safely contain ink without leakage and release on demand over the product life cycle.

Bonded fibre products may also serve as wicks, transferring fluids from one substrate to another using capillary action.

(c) Markets

In Western Europe and North America, the market for ink reservoirs is relatively mature. However in the new developing economies in Asia and the Far East, ink reservoirs represent a growth market in which Filtrona has a strong position.

Filtrona's assessment of the competition in the medical and household products markets is that it stems from alternative solutions rather than alternative fibre component suppliers.

(d) Sources of differentiation

Filtrona believes that long term investment in capillary fibre research has yielded industry leading technology and Filtrona is recognised as a leading innovator in the continuous bonding of fibres. Since its foundation in 1954, the business has patented more than 60 products in the US alone. This emphasis on focused innovation is a key differentiator in this market. Filtrona has a truly international supply position with customers on every continent supplied from Filtrona Fibertec's existing European and US facilities and its new Chinese operation. Filtrona believes that no other competitor can match Filtrona Fibertec's global reach and service level.

(e) Growth drivers

Growth is driven both through a combination of product innovation and expanding the use of existing technologies to provide new applications such as wicks and reservoirs for in vitro medical devices where Filtrona is now a leading provider. The new product development pipeline contains a number of significant products and applications in ink reservoirs, medical diagnostics, medicine dispensing and diesel filtration.

The new Filtrona Fibertec facility in Ningbo, China offers a dual benefit of being a low cost source of production as well as providing access to a growing local market.

4. Joint ventures

4.1 Plastic Technologies

In 2000 Globalpack, Filtrona's consumer packaging business in Brazil, established a joint venture with Euro-Matic, a leading international manufacturer of plastic balls for a variety of applications, in order to manufacture and supply roll-on deodorant balls. Combined with Globalpack's ability to produce bottles, housings and caps, Euro-Matic Filtrona has helped position Globalpack as the leading supplier of roll-on deodorant packaging in the Brazilian market.

In 2002 Filtrona established a Danish based joint venture, FractureCode Corporation with ITO Technologies, in order to develop a new technology in conjunction with Filtrona's existing self-adhesive tear tape business Payne. FractureCode is a patented process which can apply a unique identifying mark to tear tape or other packaging media with a randomly printed code, which enables customers to mark their products individually in such a way that they can be tracked throughout the distribution chain. It can also be used as a brand authentication device as it is very difficult to replicate. Initial trials of FractureCode, which has not yet been used in commercial production, have been encouraging.

4.2 Fibre Technologies

Most of Filtrona's cigarette filters businesses are wholly-owned. However the filter businesses in Thailand, India and Jordan are operated through joint venture companies Filthai Company Limited, ITC Filtrona Limited and Filtrona Jordan respectively. Based in Bangkok, Filthai was established in the 1970s and manufactures and supplies monoacetate and special filters principally to the Thai market. ITC Filtrona was formed in 1993 in Bangalore to supply monoacetate filters to the local Indian market. Filtrona Jordan was set up in 1995 and is based near Amman, from where it manufactures and supplies monoacetate filters for both the local domestic market and exports. Together these companies accounted for less than 10% of Filtrona's total cigarette filter sales in 2004.

5. Summary financial information

5.1 Trading information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004.

                            Year ended 31 December
                            ----------------------------------------------------
                            IFRS           UK GAAP       UK GAAP       UK GAAP
                            2004            2004          2003          2002
                            --------        --------      --------      --------
                            GBPm            GBPm          GBPm          GBPm
By business segment
Sales:
 Plastic Technologies       241.5           241.5         224.1         224.1
 Fibre Technologies         236.0           236.0         228.5         218.3
                            --------        --------      --------      --------
Total                       477.5           477.5         452.6         442.4
                            ========        ========      ========      ========

Operating profit *
 Plastic Technologies       33.2            33.8          28.6          28.2
 Fibre Technologies         23.9            27.8          31.1          29.2
 Corporate activities       (7.5)           (7.4)         (8.6)         (9.4)
                            --------        --------      --------      --------
Total                       49.6            54.2          51.1          48.0
                            ========        ========      ========      ========

By geographical origin**
Sales:
 Europe                                      203.2         183.7         171.0
 North America                               187.8         193.2         202.1
 Rest of the world                           86.5          75.7          69.3
                                            --------      --------      --------
Total                                        477.5         452.6         442.4
                                            ========      ========      ========

Operating profit *
 Europe                                      23.2          21.8          20.8
 North America                               22.6          24.3          24.4
 Rest of the world                           15.8          13.6          12.2
 Corporate activities                        (7.4)         (8.6)         (9.4)
                                            --------      --------      --------
Total                                        54.2          51.1          48.0
                                            ========      ========      ========

* Before goodwill/intangible amortisation
** Disclosure not required under IAS 14

5.2 Profit and loss - by business segment

(a) Plastic Technologies

Plastic Technologies sales were flat in 2003 compared with 2002 and grew by 7.8% in 2004 (at constant exchange rates, 4.3% and 14.7% respectively). 2004 benefited from nine months of the Skiffy acquisition. The organic sales growth in 2004 at constant exchange rates was 11.3%.

On a UK GAAP constant exchange rates basis, operating profit before goodwill amortisation increased by 6.3% in 2003 and increased by 25.7% in 2004. The acquisition of the Skiffy business was projected at the time of acquisition to contribute GBPl.8 million in 2004. Filtrona's post-acquisition focus has improved Skiffy's profit to GBP2.3 million in 2004. Organic operating profit before goodwill growth at constant exchange rates for Plastics Technologies on a UK GAAP basis was 19.0% in 2004. The return on sales improved as a result of the increased focus on current and new proprietary product ranges within Plastic Technologies.

(b) Fibre Technologies

Fibre Technologies sales grew by 4.7% in 2003 and 3.3% in 2004 (at constant exchange rates, 6.9% and 9.7% respectively). 2004 benefited from the full year effect of the Baumgartner Fibertec acquisition which contributed sales of GBP15.7 million in 2004, compared with GBP3.3 million for the three months in 2003. Excluding the impact of acquisitions, organic sales growth at constant exchange rates was 5.2% in 2003 and 4.0% in 2004.

On a UK GAAP constant exchange rates basis operating profit before goodwill amortisation increased by 9.0% in 2003 and fell by 4.1% in 2004. The 2004 reduction in operating profit was due to price positioning both in advance of volume growth and lower cost manufacture as well as the Baumgartner Fibertec business, which was loss making on purchase but achieved breakeven in 2004.

5.3 Profit and loss - by geographical origin

Both Plastic Technologies and Fibre Technologies operate throughout the world. Sales to the rest of the world segment (i.e. excluding Europe and North America), which include many of the lower cost manufacturing regions, have grown as a proportion of the whole from 15.7% in 2002 to 18.1% in 2004.

5.4 Corporate activities

Corporate activities include the Filtrona business area central costs and a proportion of Bunzl's central costs allocated on a basis reflecting the proportion of those resources consumed by Filtrona. Filtrona believes that the level of central costs in 2004 is representative of the resources required to run an independent public company.

5.5 Cash flow and return on capital

                            Year ended 31 Decmeber
                            ----------------------------------------------------
                            IFRS             UK GAAP       UK GAAP       UK GAAP
                            2004             2004          2003          2002
                            --------         --------      --------      -------
                            GBPm              GBPm          GBPm          GBPm
Operating profit (Note 1)   49.6              54.2          51.1          48.0
Trading cash flow (Note 2)  30.7              30.7          44.4          36.4
Cash conversion rate        62%               57%           87%           76%
Capital employed            209.4             209.4         193.6         197.0
Return on capital employed  23.7%             25.9%         26.4%         24.4%


Notes
1 Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.
2 Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

5.6 Cash flow

Under UK GAAP the cash conversion rate averaged 73% over the last three years. In 2004 net capital expenditure increased by GBP9.1 million to be GBP13.3 million in excess of depreciation to invest in new facilities in Mexico and China to support the exploitation of new business opportunities. Working capital increased by GBP9.4 million in 2004 to support business growth and service enhancements through local stock availability of existing and new products.

5.7 Return on capital

Inventory has increased throughout the period to support business growth and service enhancements through local stock availability of existing and new products. Debtors' average payment days increased from 47 to 49 days reflecting longer supply chains and growth in export markets with longer payment terms. Return on capital employed moved forward in 2002 and 2003 before dipping slightly in 2004. This was due to price positioning in Fibre Technologies in advance of both volume growth and lower cost manufacture, as well as the impact of the Baumgartner Fibertec acquisition, although partially offset by strong proprietary product growth in Plastic Technologies.

6. Strategy and execution

6.1 Overview

Filtrona's strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. Within each business segment it is continually seeking to enhance its competitive position through product innovation, strengthen its sourcing and distribution capability, expand and adapt its global footprint to enhance its supply chain and reduce cost and invest in IT, people and production capability to deliver superior customer service and value.

6.2 Enhance competitive position through innovation

Filtrona believes that its robust competitive positions will be enhanced through the continued development of its product offering both from own manufacture and external sources. In each of the lines of business there will continue to be focus on product innovation and range development. In some of the businesses this will be driven by the established research and development functions and in others by further developing product management and sourcing functions.

Historically Filtrona has been able to use established locations within one line of business to offer rapid, low cost market entry for other businesses through overhead sharing. There are many examples of this within Filtrona, such as tear tape operations in cigarette filters and bonded fibres facilities, enabling the exploitation of new opportunities and servicing customers more quickly and cost effectively than competitors can achieve. This approach will continue as a key component of enhancing competitive positions rapidly.

6.3 Expand and adapt the global footprint to improve supply chain and reduce cost

Filtrona has a comprehensive production and distribution footprint which can be flexed to respond to customers' needs, whether they be product, cost or supply chain driven. Filtrona has a well invested machinery base that is flexible and relocatable. The current manufacturing locations are:

  (i)   Americas - Brazil, Mexico, Paraguay, US and Venezuela;

  (ii) Europe - France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom; and

  (iii) Middle East and Asia - India, Indonesia, Jordan, Thailand and a recently completed facility in China.

The recent investment by the filters business in Monterrey, Mexico was assisted by the prior experience that Filtrona had developed from the plastic profile and sheet business that has operated there since 2000.

Similarly the recent investment in the Chinese facility is expected to accelerate the growth not only of the bonded fibre business but also the protection and finishing and the coated and security businesses in China.

6.4 Reduce production costs

Filtrona seeks to reduce its production costs through a combination of:

  (i) standardisation of operating policies and procedures including health and safety, environment and human resources;

  (ii) standardisation of production equipment and information systems;

  (iii) continued investment in a competitive manufacturing base with the latest high output machinery and tooling located in low unit labour cost locations; and

  (iv) a lean organisation with competent, well trained and experienced people.

6.5 Continue to enhance supply chain capability

Filtrona seeks to achieve supply chain and service excellence to add increased value to customers. Recent examples of this process are the opening of new warehousing arrangements in Russia and Korea to serve cigarette filter customers in these markets more effectively. These arrangements have not only facilitated just-in-time supply, they have also enabled customers to reduce inventories and to avoid the administration associated with importing products.

Filtrona will continue to build its distribution capability and geographic spread to assist growth. The recent opening of a new protection and finishing products distribution centre to serve the Czech Republic market follows on from the successful establishment of a distribution centre in Poland.

IT investment will continue to play a critical role in service enhancement. The enterprise resource planning packages in place have delivered significant improvement from the application of new technologies in areas such as finite scheduling and bar coding and business relationship management modules are in the process of implementation.

6.6 Selective acquisitions

Filtrona has made a number of selective acquisitions which have either strengthened a core competence, added geographic scale, brought new products into the portfolio or a combination of all three. There continues to be a number of acquisition targets which Filtrona believes could supplement its underlying growth rate, and Filtrona plans to recruit a corporate development executive to increase the focus on this activity.

7. Sales, marketing and purchasing

The sales, marketing and purchasing teams in Filtrona are based in the operating businesses and report through the senior management executive. Filtrona believes it is critical to maintain this commercial focus within each line of business.

In Plastic Technologies larger customers are served by a key account structure. Smaller customers are reached through the marketing programme and a rapid sample service. Ultimately they are served by efficient telesales, internet or fax order entry.

In Fibre Technologies the relatively large size of the customers supports a key account approach that is closely linked to product development.

Filtrona's top 10 customers represent 34% of Filtrona's sales, but the fifth largest customer represents less than 2%. The principal area of customer concentration is within the tobacco industry. Filtrona believes that differentiated products and a low cost supply chain mitigate the concentration risk.

The major element of supplier concentration again falls within the tobacco industry and relates specifically to the suppliers of cellulose acetate tow for cigarette filter production. This is a market served by five principal global suppliers all of whom supply Filtrona. The top 10 suppliers to Filtrona account for 53% of raw material purchases.

Filtrona considers that alternative sources of supply exist for all major raw materials. These major materials include acetate tow, filter paper, polyester yarns, polypropylene film and various readily available engineering and commodity polymers.

8. Research and development

Filtrona's worldwide R&D centre for the cigarette filters business is based in Jarrow in the UK and supports R&D activities on both proprietary and customer developments. Filtrona expects that by the end of 2005 its dedicated filters R&D team will comprise 40 personnel. R&D is undertaken to identify solutions for producing new additives and product styles to assist customers in the selective reduction of smoke constituents, to develop lower cost production techniques and to develop new filter styles.

Fibertec's worldwide R&D is centred in Richmond, Virginia (US), with some limited development work occurring in Reinbek (Germany). Fibertec's dedicated R& D group focuses approximately 80% of its effort on customer driven projects and 20% on core technology projects. Principal research areas are in developing the knowledge and processes in the production of non-woven bonded fibres to give materials with different capillary transfer rates that support the identified needs in the current and prospective customer base.

In coated and security products, the global R&D centre and print studio is located at the Nottingham (UK) site where new print and security features are developed. The FractureCode joint venture is responsible for its own software and application development.

Within the other lines of business the focus is on development rather than research. Development is driven by a combination of product marketing and engineering, resulting in either in-house development or outsourcing of the products concerned.

9. Further investment considerations

Filtrona's business, financial position, results of operation, growth, strategies or dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Filtrona Shares.

(i) Fluctuations in exchange rates

Filtrona may be adversely affected by fluctuations in exchange rates. The consolidated results of Filtrona's operations are accounted for in pounds sterling but the majority of Filtrona's sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Filtrona's reported results of operations from year to year. This has been most noticeable recently in subsidiaries based in the US, due to the weakening of the US dollar against sterling, and has adversely affected the consolidated results in sterling in the 2002, 2003 and 2004 financial years.

(ii) Effective tax rate

The most recent effective tax rate for Filtrona is close to 31%. This rate is not indicative of the future as the capital structure of Filtrona after the Demerger will be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona's principal operations are located.

(iii) Ability to complete acquisitions and successfully integrate operations of acquired businesses

A portion of Filtrona's historic growth has been achieved through the acquisition of businesses. The rate of any future growth that Filtrona may achieve may in part be dependent on making additional acquisitions. Whilst Filtrona has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Filtrona will be able to identify, complete and integrate successfully suitable acquisitions in the future.

(iv) Relationship with the tobacco industry

A significant part of Filtrona's business relates to the supply of cigarette filters and tear tape to manufacturers in the tobacco industry. Accordingly the future performance of Filtrona's cigarette filters and tear tape businesses may be affected by changes in conditions within those sections of the tobacco industry which they supply, such as changes in consumption of cigarettes, changes in demand for different types of cigarette and changes in regulations affecting cigarettes. Whilst Filtrona has no history of involvement in tobacco related litigation, it could be adversely affected by the incidence of such litigation. Filtrona has no reason to believe that regulation specific to the tobacco industry is likely to cause a material adverse change in demand for its cigarette filters and tear tape.

(v) Product liability claims

Like any other manufacturer, Filtrona faces the inherent risk of exposure to product liability claims if the products Filtrona supplies fail to meet specification or the required standard. Filtrona has, and Filtrona believes that the companies it has acquired have had, product liability insurance at levels thought to be appropriate in relation to the products manufactured or sold by Filtrona, with the exception of cigarette filters, for which product liability insurance, as for other cigarette components, is not available. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Filtrona. If Filtrona does not have adequate insurance, product liability claims and costs associated with product recalls, including loss of business, could have a material adverse effect on Filtrona's business, operating results and financial position. Filtrona is not and has not been a party to or otherwise involved in any litigation in relation to its cigarette filters.

(vi) Unfavourable economic conditions or other developments and risks in the countries in which Filtrona operates

Filtrona's business strategy has involved and continues to involve manufacture in low cost production locations. Filtrona may be adversely affected by political and economic conditions in some of these production locations. Transition towards these locations may also give rise to other execution risks normally associated with such moves, including delays to the start of production and the establishment of new distribution channels and other unforeseen factors.

(vii) Disruption to distribution or production facilities and information systems

Filtrona would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire, information systems disruption or other material business disruption. Many of the manufacturing processes of Filtrona are carried out in more than one location and hence Filtrona has the ability to mitigate this risk in part by meeting production requirements with the use of alternative manufacturing sites.

(viii) Customer base

In some of Filtrona's businesses the market, and hence the customer base, is relatively concentrated. This is true primarily of Filtrona's cigarette filter and tear tape businesses. Should the customers of Filtrona in those businesses decide to satisfy their requirements internally or from other suppliers, and if Filtrona were unable to win other customer orders, this could result in a significant loss of business and a resulting adverse effect on Filtrona's operating results. In the cigarette filter business, there does not appear to be a clear trend among customers as both self-manufacture and outsourcing decisions have occurred in recent years.








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 17, 2005                           By:__/s/ Anthony Habgood__

                                              Title:   Chairman